

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 24, 2017

<u>Via E-mail</u>
George Martinez
Chairman and Chief Executive Officer
Allegiance Bancshares, Inc.
8847 West Sam Houston Parkway, N., Suite 200
Houston, TX 77040

> **Re: Allegiance Bancshares, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 18, 2017**
> **File No. 333-215610**

Dear Mr. Martinez:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

> Sincerely,
>
> /s/ Era Anagnosti
>
> Era Anagnosti
> Legal Branch Chief
> Office of Financial Services

cc: Jason M. Jean, Esq.